 Filed by Atlas Energy, L.P.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 under the Securities Exchange Act of 1934
Subject Company: Atlas Energy, L.P.
Commission File No. 001-32953

Contacts:	Brian Begley
Vice President, Investor Relations – Atlas Energy
(877) 280-2857
(215) 405-2718 (fax)

Matthew Skelly
Vice President, Investor Relations – Atlas Pipeline
(877) 950-7473
(215) 561-5692 (fax)

ATLAS ENERGY AND ATLAS PIPELINE ANNOUNCE PROXY MAILING AND MERGER VOTING DATES

Philadelphia, PA – January 22, 2015 – Atlas Energy, L.P. (NYSE: ATLS) ("Atlas Energy" or "ATLS") and Atlas Pipeline Partners, L.P. (NYSE: APL) ("Atlas Pipeline" or "APL") announced today that the final Form S-4 Registration Statements related to the proposed mergers with Targa Resources Corp. (NYSE: TRGP) ("TRC") and Targa Resources Partners LP (NYSE: NGLS) ("TRP") have been declared effective by the U.S. Securities and Exchange Commission ("SEC"). The companies have filed the definitive proxy statements with the SEC and intend to commence the mailing of the proxy materials to Atlas Energy and Atlas Pipeline unitholders, as well as TRC shareholders, for purpose of voting on the respective merger agreements. The Atlas Energy, Atlas Pipeline and TRC meetings will be held on Friday, February 20, 2015, and the record date for the respective unitholder and shareholder meetings is Thursday, January 22, 2015.

As previously announced, the proposed mergers of Atlas Energy with TRC (the "ATLS Merger") and Atlas Pipeline with TRP (the "APL Merger") will occur following the previously announced spin-off by Atlas Energy of its non-midstream business to Atlas Energy Group, LLC (the "Spin-Off").  The ATLS Merger, the APL Merger and the Spin-Off are conditioned on the other and are expected to occur concurrently on February 28, 2015, subject to the approval of the issuance of TRC stock in the ATLS Merger by the TRC stockholders, the approval of the ATLS Mergers by the unitholders of ATLS, the approval of the APL Merger by the unitholders of APL, the effectiveness of Atlas Energy Group's registration statement on Form 10 and other customary closing conditions.

Additional details regarding the respective meetings are as follows:

Atlas Energy Meeting Details:

Date:                  Friday, February 20, 2015
Time:                  9:00 am ET
Location:       Hotel Sofitel, 120 South 17th Street, Philadelphia, PA 19103

Atlas Pipeline Meeting Details:

Date:                  Friday, February 20, 2015
Time:                  10:00 am ET
Location:        Hotel Sofitel, 120 South 17th Street, Philadelphia, PA 19103

Targa Resources Meeting Details:

Date:                  Friday, February 20, 2015
Time:                  8:00 am CT
Location:       Wells Fargo Plaza, 1000 Louisiana Street, Houston, Texas 77002

Atlas Energy, L.P. (NYSE: ATLS) is a master limited partnership which owns all of the general partner Class A units and incentive distribution rights and an approximate 28% limited partner interest in its upstream oil & gas subsidiary, Atlas Resource Partners, L.P. Additionally, Atlas Energy owns and operates the general partner of its midstream oil & gas subsidiary, Atlas Pipeline Partners, L.P., through all of the general partner interest, all the incentive distribution rights and an approximate 6% limited partner interest. For more information, please visit our website at www.atlasenergy.com, or contact Investor Relations at InvestorRelations@atlasenergy.com.

Atlas Pipeline Partners, L.P. (NYSE: APL) is active in the gathering and processing segments of the midstream natural gas industry.  In Oklahoma, southern Kansas, Texas, and Tennessee, APL owns and operates 17 gas processing plants, 18 gas treating facilities, as well as approximately 11,200 miles of active intrastate gas gathering pipeline.  For more information, visit APL's website at www.atlaspipeline.com or contact IR@atlaspipeline.com.

Targa Resources Corp. is a publicly traded Delaware corporation that owns a 2% general partner interest (which TRC holds through its 100% ownership interest in the general partner of TRP), all of the outstanding incentive distribution rights and a portion of the outstanding limited partner interests in Targa Resources Partners LP.

Targa Resources Partners is a publicly traded Delaware limited partnership formed in October 2006 by its parent, TRC, to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. TRP is a leading provider of midstream natural gas, NGL, terminalling and crude oil gathering services in the United States. TRP is engaged in the business of gathering, compressing, treating, processing and selling natural gas; storing, fractionating, treating, transporting and selling NGLs and NGL products; gathering, storing and terminalling crude oil; and storing, terminalling and selling refined petroleum products.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements that involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned that any forward-looking information is not a guarantee of future performance.  Risks and uncertainties related to the proposed transaction include, among others: the risk that ATLS's, APL's or TRP's unitholders or TRC's stockholders do not approve the mergers; the risk that the merger agreement is terminated as a result of a competing proposal, the risk that regulatory approvals required for the mergers are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the mergers are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the mergers; uncertainties as to the timing of the mergers; competitive responses to the proposed merger; costs and difficulties related to the integration of ATLS's and APL's businesses and operations with TRC's and TRP's business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the mergers; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; unexpected costs, charges or expenses resulting from the mergers; litigation relating to the merger; the outcome of  potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions; and other risks, assumptions and uncertainties detailed from time to time in ATLS', ARP's and APL's reports filed with the U.S. Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. Forward-looking statements speak only as of the date hereof, and we assume no obligation to update such statements, except as may be required by applicable law.

Where to Obtain Additional Information

In connection with the proposed transaction, Targa Resources Corp. ("TRC") has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a joint proxy statement of Atlas Energy, L.P. ("ATLS") and TRC and a prospectus of TRC (the "TRC joint proxy statement/prospectus").  In connection with the proposed transaction, TRC plans to mail the definitive TRC joint proxy statement/prospectus to its shareholders, and ATLS plans to mail the definitive TRC joint proxy statement/prospectus to its unitholders on or about January 22, 2015.

Also in connection with the proposed transaction, Targa Resources Partners LP ("TRP") has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of  Atlas Pipeline Partners, L.P. ("APL") and a prospectus of TRP (the "TRP proxy statement/prospectus").  In connection with the proposed transaction, APL plans to mail the definitive TRP proxy statement/prospectus to its unitholders on or about January 22, 2015.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRC JOINT PROXY STATEMENT/PROSPECTUS, THE TRP PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRC, TRP, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the TRC Joint Proxy Statement/Prospectus, the TRP Proxy Statement/Prospectus and other filings containing information about TRC, TRP, ATLS and APL may be obtained at the SEC's Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRGP and NGLS may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002, calling (713) 584-1000 or emailing jkneale@targaresources.com. These documents may also be obtained for free from TRC's and TRP's investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com.  These documents may also be obtained for free from ATLS's investor relations website at www.atlasenergy.com.  The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com.  These documents may also be obtained for free from APL's investor relations website at www.atlaspipeline.com.

Participants in Solicitation Relating to the Merger

TRC, TRP, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from TRC, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRC joint proxy statement/prospectus and TRP proxy statement/prospectus.  Information regarding TRC's directors and executive officers is contained in TRC's definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of TRP's general partner is contained in TRP's Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS's general partner is contained in ATLS's definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL's general partner is contained in APL's Annual  Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description is available in the TRC joint proxy statement/prospectus and the TRP proxy statement/prospectus.